UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

____________________________

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors, LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2015
(Date of Event Which Requires Filing of This Statement)
____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,191,158 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,191,158 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,191,158 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 41,101,279 shares of Common Stock issued and outstanding as of June 14, 2016 as reported in the Issuer's Form S-3 filed on June 17, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8, 191,158 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,191,158 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,191,158 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 41,101,279 shares of Common Stock issued and outstanding as of June 14, 2016 as reported in the Issuer's Form S-3 filed on June 17, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,349,519 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,349,519 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,349,519 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 41,101,279 shares of Common Stock issued and outstanding as of June 14, 2016 as reported in the Issuer's Form S-3 filed on June 17, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial City Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 7 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors, LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015 and Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 4.                  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

In June, 2016, the Issuer issued an amount of 5.00% convertible senior notes due 2021 (the "Notes") in a private placement under Rule 144A (the "Private Placement") pursuant to the 5.00% Convertible Senior Notes due 2021 Purchase Agreement (the "Purchase Agreement").  Holders of the Notes may exercise their conversion rights at any time prior to the close of business on the business day immediately preceding the maturity date under certain circumstances.  The Notes will initially be convertible at a conversion rate of 55.5556 shares of Common Stock per $1,000 principal amount of the Notes (which is the equivalent to a conversion price of approximately $18.00 per share), subject to adjustments upon the occurrence of certain events.  The Issuer will use the net proceeds from the Private Placement to fund a portion of the acquisition of all of the equity interests of Hermes Consolidated, LLC, d/b/a Wyoming Refining Company and for general corporate purposes.  The Notes provide that during any period of time in which a person's beneficial ownership of shares of Common Stock is less than 5%, such person shall not have the right to convert all or any portion of any of its Notes into shares of Common Stock (the "Underlying Common Stock") to the extent that, upon and after giving effect to such conversion, such person (together with such person's affiliates and any other persons or entities whose beneficial ownership of shares of Common Stock would be aggregated with such person's for purposes of Section 13(d) of the Exchange Act would have beneficial ownership of more than 4.99% of the total number of shares of Common Stock then issued and outstanding; provided that such person may, from time to time, at its option and upon not less than 61 days' prior notice to the Issuer elect to increase such limitation to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding.

Holders of the Notes shall also be entitled to the benefits of a Registration Rights Agreement, pursuant to which the Issuer will be required to file with the Securities and Exchange Commission a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933 relating to the resale of the Underlying Common Stock.

The Reporting Persons beneficially own Notes acquired in the Private Placement.  Prior to the Private Placement, the Issuer, funds managed by Highbridge Capital Management, LLC and funds managed on behalf of WA, committed to fully backstop the sale by the Issuer and the purchase by the Holders of the Notes pursuant to a backstop agreement dated June 14, 2016 (the "Backstop Agreement").

The foregoing descriptions of the Purchase Agreement and the Backstop Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference herein.

Item 5.                  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)            See Items 11 and 13 of the cover pages to this Amendment No. 7 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of June 21, 2016. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 41,101,279 shares of Common Stock outstanding as of June 14, 2016 as reported in the Issuer's Form S-3 filed on June 17, 2016. The 345,135 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.
(b)            See Items 7 through 10 of the cover pages to this Amendment No. 7 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of June 21, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c)            Not applicable.
(d)            No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented as follows:
See Item 4 above for a description of the Purchase Agreement, the Registered Rights Agreement and the Backstop Agreement.
Item 7.                  Material to Be Filed as Exhibits
Exhibit No.	Description

99.16	Amended and Restated Joint Filing Agreement, dated June 21, 2016, among the Reporting Persons.

99.17
5.00% Convertible Senior Notes due 2021 Purchase Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by among Par Pacific Holdings, Inc. on June 16, 2016)

99.18
Back-Up Convertible Note Commitment dated as of June 14, 2016, among Par Pacific Holdings, Inc., Highbridge International LLC, Highbridge Tactical Credit & Convertibles Master Fund, L.P. and funds managed on behalf of Whitebox Advisors, LLC (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on June 14, 2016)

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  June 21, 2016

WHITEBOX ADVISORS, LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors, LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC Chief Operating Officer

EXHIBIT 99.16
AMENDED AND RESTATED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 7 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 7 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date:  June 21, 2016
WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors, LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.

By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors, LLC Chief Operating Officer

SK 28410 0001 7189633